SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2007

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A.
Publicly-held company
CNPJ 02.558.074/0001-73   NIRE 35.3.0015879-2

NOTICE TO THE MARKET

Vivo Participações S.A. (the “Company”) informs that, in relation to the Notice of Material Fact of August 02, 2007, in which it was informed the acquisition by the Company, of the shares of Telemig Celular Participações S.A. and Tele Norte Celular Participações S.A. from Telpart Participações S.A. (“Telpart”) that, in view of the reverse split of shares approved by Telemig Celular Participações S.A general shareholders’ meeting held on July 12, 2007 and completed on August 23, 2007, the price of the Voluntary Tender Offer of Telemig Celular Participações S.A shares informed in the referred Notice of Material Fact was adequated, resulting, therefore, in the amount indicated below, remaining, however, unchanged its absolut value in relation to the one previously informed (when the shares were negotiated in tranches of thousand).

Target Company	Price offered for each share (1) PN of any one of the existing classes	% of the Premiun over the weighted average of the last 30 auctions until 08/01/07	% of the Premiun over the weighted average of the last 90 auctions until 08/01/07
Telemig Celular Participações	R$ 63.90 per share	25%	35.7%
Telemig Celular	R$ 654.72 per share	25%	28.7%

 (1) Considering Telemig Celular, the premium was calculated based on the value of the Class C preferred shares (TMGC7) (class of PN shares of the referred company with the major liquidity ratio).

For reference purposes, Vivo Participações informs that considering the reverse split above mentioned, the price agreed in the stock purchase agreement of Telemig Celular Participações shares, executed with Telpart on August 2, 2007, of R$1,093,090,107.00 by the shares issued by Telemig Celular Participações and owned by Telpart, is of R$142.10 per common share and R$ 63.90 per preferred share of Telemig Participações.

The price of Telemig Celular Participações’ common shares implies in the amount of R$2,488.29 per common share of Telemig Celular. As informed in the Notice of Material Fact of 08/02/2007, as from the execution until the Closing date (that has not occured yet), the Purchase Price shall be accrued by the daily average CDI rate (Certificado de Depósito Interfinanceiro – CDI) and shall be subject to certain adjustments, as stated in the stock purchase agreement entered by and between Vivo Participações and Telpart.

São Paulo, December 21, 2007.

Ernesto Gardelliano
Investor Relations Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2007

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.